VAN KAMPEN TRUST FOR INVESTMENT GRADE FLORIDA MUNICIPALS

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of David C. Arch as elected trustee by the common shareholders of the Trust 3,316,253 shares voted in his favor and 40,107 shares withheld. With regard to the election of Howard J Kerr as elected trustee by the common shareholders of the Trust 3,316,253 shares voted in his favor and 40,107 shares withheld. With regard to the election of Dennis J. McDonnell as elected trustee by the common shareholders of the Trust 3,316,253 shares voted in his favor and 40,107 shares withheld. The other trustees of the Fund whose terms did not expire in 1999 are Don G. Powell, Hugo
F. Sonnenschein and Theodore A. Myers. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 3,321,429 shares voted in favor of the proposal. 16,640 shares voted against and 18,291 shares abstained.